# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: A-MARK PRECIOUS METALS, INC., CIK 0001591588
CUSIP: 00181T107
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 2121 ROSECRANS AVENUE, Suite 6300,, EL SEGUNDO, California (CA), 90245
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0001564590-21-030476
Filed by CIK 0001108038
Persons authorized to receive notices and communications: Gregory N. Roberts, Inc. 2121 Rosecrans Ave., Suite 6300,, El Segundo, California (CA), 90245, (310) 587-1477

## Reporting persons
- Gregory N. Roberts (CIK 0001108038): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), affiliate funds (AF); sole voting power 877,002; shared voting power 1,847,192; sole dispositive power 877,002; shared dispositive power 1,847,192; aggregate amount beneficially owned 2,724,194 (10.7% of the class)
- William A. Richardson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), affiliate funds (AF); sole voting power 1,164,217; shared voting power 1,847,192; sole dispositive power 1,164,217; shared dispositive power 1,847,192; aggregate amount beneficially owned 3,011,409 (12.2% of the class)
- Silver Bow Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,847,192; shared voting power 0; sole dispositive power 1,847,192; shared dispositive power 0; aggregate amount beneficially owned 1,847,192 (7.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Name of issuer: A-MARK PRECIOUS METALS, INC.
Address of issuer's principal executive offices: 2121 ROSECRANS AVENUE, Suite 6300,, EL SEGUNDO, California (CA), 90245
Comment: This Amendment No. 3 to Schedule 13D (the "Amendment") relates to the common stock, par value $0.01 per share (the "Common Stock"), of A-Mark Precious Metals, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2121 Rosecrans Ave., Suite 6300, El Segundo, CA 90245. This Amendment amends the Schedule 13D first filed with the Securities and Exchange Commission on March 21, 2014 (the "Schedule 13D"), which was then amended by a filing of Amendment No. 1 to Schedule 13D on March 25, 2014 ("Amendment No. 1") and further amended by a filing of Amendment No. 2 to Schedule 13D on May 27, 2021 ("Amendment No. 2"). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D and Amendments No. 1 and No. 2.

## Item 2. Identity and Background
Name of person filing: (a) This Amendment is being filed by Gregory N. Roberts, William A. Richardson and Silver Bow Ventures, LLC (collectively the "Reporting Persons").
Residence or business address: (b) The address of Gregory N. Roberts, William A. Richardson and Silver Bow Ventures, LLC is c/o A-Mark Precious Metals, Inc., 2121 Rosecrans Ave., Suite 6300, El Segundo, CA 90245.
Present principal occupation or employment: (c) The principal occupation of Gregory N. Roberts is Chief Executive Officer of the Issuer. The principal occupation of William A. Richardson is Chief Executive Officer of W.A. Richardson Builders, LLC. The principal business of Silver Bow Ventures, LLC is the investment in securities. Gregory N. Roberts and William A. Richardson each owns fifty percent of the outstanding membership interests in Silver Bow Ventures, LLC.
Criminal convictions in the last five years: (d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: (f) Each of Gregory N. Roberts and William A. Richardson is a citizen of the United States. Silver Bow Ventures, LLC is a limited liability company formed under the laws of the State of Nevada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Amendment reports recent transactions in the Issuer's Common Stock involving the personal funds of Mr. Roberts and Mr. Richardson and the working capital of Silver Bow Ventures, LLC. Information in Item 3 in the Schedule 13D and Amendment Nos. 1 and 2, and Item 4 below, is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities of the Issuer acquired by each of the Reporting Persons, as described in this Amendment, were acquired for investment purposes.

On February 28, 2025, Spectrum Group International, Inc. ("SGI") merged with a subsidiary of the Issuer, in which transaction the holders of common stock of SGI received, as partial consideration, shares of Issuer Common Stock. The shares of Issuer Common Stock issued as consideration in the merger were valued at $27.51 per share. The Reporting Persons acquired beneficial ownership of Issuer Common Stock as merger consideration for their surrender of their SGI common stock as follows:

Gregory N. Roberts 32,340 Issuer shares directly
289,316 Issuer shares through Silver Bow Ventures, LLC
William A. Richardson 291,783 Issuer shares directly
289,316 Issuer shares through Silver Bow Ventures, LLC
Silver Bow Ventures, LLC 289,316 Issuer shares

In connection with the merger, the Reporting Persons have rights to acquire additional shares if and to the extent that the Issuer is not indemnified for breaches by SGI of its representations and covenants under the merger agreement in specified periods following the merger, as follows:

Gregory N. Roberts 20,224 shares
William A. Richardson 40,621 shares
Silver Bow Ventures, LLC 20,224 shares

These rights to acquire Issuer shares are not currently exercisable and will not become exercisable within 60 days of the filing date of this Amendment.

Silver Bow Ventures, LLC surrendered shares of SGI common stock representing 18.7% of the outstanding class (the only outstanding class of SGI securities) in the merger. Not including their indirect holdings through Silver Bow Ventures, LLC, Mr. Richardson surrendered shares of SGI common stock representing 18.5% of the outstanding class and Mr. Roberts surrendered shares of SGI common stock representing 1.9% of the outstanding class in the merger. Mr. Richardson acquired 15% of the outstanding class of SGI common stock on February 18, 2025 by exercise of warrant for aggregate consideration of $2,090,000, paid with personal funds.

The Reporting Persons, as investors in the Issuer, have no plans or proposals for the Issuer regarding matters listed in subsections (a) through (j) of Item 4 of Rule 13d-101. Mr. Roberts, in his capacity as Chief Executive Officer and a Director of the Issuer, participates in the management of the Issuer. In this regard, the Issuer has announced its intention to acquire ________, LLCn, the details of which are disclosed in the Issuer's Form 8-K filed on March __, 2025.

Information in Item 4 in the Schedule 13D and Amendments Nos. 1 and 2 is incorporated by reference into this Item.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a), (b) and (c). Mr. Richardson has beneficial ownership of 3,011,409 shares of Common Stock (12.2% of the outstanding class), Silver Bow Ventures, LLC has beneficial ownership of 1,847,192 shares of Common Stock (7.5% of the outstanding class) and Mr. Roberts has beneficial ownership of 2,724,194 shares of Common Stock (10.7% of the outstanding class). Mr. Richardson's and Mr. Roberts' beneficial ownership in each case includes the 1,847,192 shares of Common Stock owned directly by Silver Bow Ventures, LLC, as to which Mr. Richardson and Mr. Roberts share voting and dispositive power. In addition to his beneficial ownership of shares owned by Silver Bow Ventures, LLC, Mr. Richardson has sole voting and sole dispositive power over 1,164,217 shares of Common Stock. In addition to his beneficial ownership of shares owned by Silver Bow Ventures, LLC, Mr. Roberts has sole voting power and dispositive power over 60,542 shares of Common Stock, and has rights to acquire beneficial ownership, as sole voting and sole dispositive power, of 816,460 shares of Common Stock that are currently exercisable or will become exercisable within 60 days of the filing date of this Amendment. These rights to acquire are stock options granted by the Issuer for compensatory purposes.

Percentages of the outstanding class of Common Stock set forth in this Item 5 are based on 24,623,967 shares of Common Stock outstanding at March 3, 2025 (which includes shares issued in the merger described above), based on information provided by the Issuer.

Information in Item 4 of this Amendment No. 3 to Schedule 13D is incorporated by reference into this Item.

(d) Not applicable.

(e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Mr. Richardson and Mr. Roberts are the Managing Members of Silver Bow Ventures, LLC, with shared power to vote or dispose of securities held by Silver Bow Ventures, LLC.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement (incorporated by reference to the Schedule 13D)

## Signatures
- Gregory N. Roberts: /s/ Gregory N. Roberts, Gregory N. Roberts (03/04/2025)
- William A. Richardson: /s/ William A. Richardson, William A. Richardson (03/04/2025)
- Silver Bow Ventures, LLC: /s/ Gregory N. Roberts, Gregory N. Roberts, Managing Member (03/04/2025)